Trevena, Inc.

955 Chesterbrook Boulevard, Suite 110

Chesterbrook, Pennsylvania 19087

January 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:          Trevena, Inc.

Registration Statement on Form S-3

Filed January 10, 2024, as amended on January 19, 2024 (File No. 333-276458)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trevena, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-276458) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 PM, Eastern Time, on January 22, 2024, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone.

Please contact Brian M. Katz of Troutman Pepper Hamilton Sanders LLP at (215) 981-4193 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

[Remainder of the page intentionally left blank]

Very truly yours,

TREVENA, INC.

By:	/s/ Barry Shin
	Name:	Barry Shin
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request]